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                                                            Exhibit 99(a)(1)(f)

            All eligible staff introduction email from Bill Ruprecht

Over the next few days you will be learning about an voluntary one time opportunity to exchange your stock options with exercise prices above $20. You will receive a personalized package of materials which will explain this program, and will also detail your own specific alternatives.

In the meantime, we have created a special site on Sotheby's Intranet which carefully summarizes the Option Exchange Program (Intranet link). After you have had a chance to review these materials, you will be invited to a meeting in the coming weeks where we will review the program in detail and answer questions.

We are very pleased to be able to offer this unique opportunity to realize value from these prior option awards. This opportunity expires on March 31st.

(NY ONLY)

Please join me for a brief meeting on the 5th floor today at 5pm where I will provide an overview of the Option Exchange Program.